
03029753

...e Release: Friday, August 22, 2003

NUINSCO REPORTS PROGRESS ON EXPLORATION PROGRAM AT PRAIRIE LAKE

Toronto, Ontario, August 22 – Nuinsco Resources Limited (TSX: NWI) today announced the Company is submitting samples for analyses during the coming week. The samples were collected over the past month during exploration at the Prairie Lake Complex in northwestern Ontario. Final results are expected in the next few weeks.

The extensive exploration program, announced in mid-July, comprises trenching and pitting across the circular, alkalic complex in an attempt to excavate and sample all of the major rock types that comprise it. Trenches up to one kilometre in length and averaging approximately one metre in depth have been excavated to produce otherwise rare exposures of the diverse lithologies.

The current work program focuses on the potential for phosphorous mineralisation in carbonate-rich rock (carbonatite) and economic concentrations of tantalum-niobium mineralisation. Phosphate-carbonate rock has applications as a soil additive or fertiliser while niobium and tantalum are minerals with uses in the electronics and steel industries.

Known tantalum deposits are rare, while applications continue to grow significantly for use in cellphones, the aerospace industry and high tech electronic applications. The metal is widely distributed in all surface rock types at Prairie Lake and samples with concentrations as high as 406 parts per million (ppm) have been collected by Nuinsco. By comparison, the "high-grade" Wodgina tantalum mine in Western Australia averages approximately 350 ppm Ta_2O_5. Tantalite sells for US$40 per pound.

Prairie Lake is unique among carbonatite complexes in that wollastonite mineralisation is widespread – the distribution of this mineral, with numerous industrial applications, is also being examined. Samples have been systematically collected from the excavated exposures around the Prairie Lake Complex. They comprise samples that will be submitted for geochemical analyses to determine tantalum-niobium-phosphorous content. Larger samples (up to 20 kg) have also been collected from widespread sites to produce light and heavy mineral concentrates that will be used to more thoroughly test rock types for economic mineralisation.

Nuinsco is an exploration company with other projects in Thompson, Manitoba, northwestern Ontario and northwestern Quebec. Shares of Nuinsco trade on the Toronto Stock Exchange under the symbol NWI. U.S.S.E.C. exemption: 12g3-2(b) #82-1846.

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FOR FURTHER INFORMATION PLEASE CONTACT:
Nuinsco Resources - W. Warren Holmes, President & CEO (416) 626-0470
H. Douglas Hume, Chairman admin@nuinsco.ca (416) 626-0470
CHF Inc., Investor Relations - Olav Svela/Cathy Hume (416) 868-1079
olav@chfir.com / cathy@chfir.com

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